Exhibit 21.1
Grey Wolf, Inc.
List of Subsidiaries

State or Jurisdiction of Formation
Grey Wolf Drilling Company L.P.	Texas
Grey Wolf LLC	Louisiana
Grey Wolf Holdings Company	Nevada
Murco Drilling Corp.	Delaware
Grey Wolf International, Inc.	Texas
Grey Wolf Drilling International, Ltd.	Cayman Islands
Grey Wolf Drilling de Venezuela	Venezuela
Drillers Inc., DI de Venezuela	Venezuela
Grey Wolf Mexico Holdings LLC	Nevada
Grey Wolf International de Mexico, S. de R.L. de C.V.	Mexico
Servicios Grey Wolf, S. de R.L. de C.V.	Mexico
DI/Perfensa, Inc.	Texas
Perforaciones Andinas, S.A.	Panama
DI Energy, Inc.	Texas